(formerly Avalon Rare Metals Inc.)

Condensed Consolidated Interim Financial
Statements

For the three and nine months ended
May 31, 2016
(Unaudited)

NOTICE TO READER
The accompanying unaudited interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these financial statements.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	May 31,	August 31,
	2016	2015

Assets

Current Assets
Cash and cash equivalents	$2,731,045	$5,247,738
Other receivables	228,905	424,259
Prepaid expenses and deposits	229,901	680,008
	3,189,851	6,352,005

Non-Current Assets
Exploration and evaluation assets (note 5)	12,181,753	9,003,980
Property, plant and equipment (note 6)	104,065,395	103,867,289
	116,247,148	112,871,269

	$119,436,999	$119,223,274

Liabilities

Current Liabilities
Accounts payable	$160,741	$488,719
Accrued liabilities	610,398	600,070
Deferred flow-through share premium (note 7)	184,344	293,808
Warrants denominated in foreign currency (note 8)	611,229	288,857
	1,566,712	1,671,454

Non-Current Liabilities
Site closure and reclamation provisions	263,600	263,600

	1,830,312	1,935,054

Shareholders’ Equity

Share Capital (note 9b)	167,149,068	164,695,991
Reserve for Warrants (note 9c)	4,312,348	4,020,968
Reserve for Share Based Payments (note 9d)	16,609,491	16,244,942
Reserve for Brokers’ Compensation Warrants (note 9e)	263,898	219,238
Accumulated Deficit	(70,728,118)	(67,892,919)

	117,606,687	117,288,220

	$119,436,999	$119,223,274

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Advanced Materials Inc.	Page 1
Unaudited Financial Statements
For the three and nine months ended May 31, 2016

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015

Revenue

Interest	$7,700	$13,536	$29,278	$44,103

Expenses

Corporate and administrative (note 10)	718,227	875,169	2,539,802	3,089,811
Impairment loss on exploration and evaluation assets (note 5)	1,900	-	4,163	6,406
Write-off of land acquisition option payments (note 11)	-	-	-	212,960
General exploration	20,361	3,666	22,422	30,148
Depreciation	9,570	17,998	28,712	43,271
Share based compensation (note 9d)	78,936	157,135	272,605	633,092
Foreign exchange loss (gain)	(4,271)	2,368	(7,784)	(18,992)
Financing transaction costs	10,598	-	10,598	-
Increase (Decrease) in fair value of warrants denominated in foreign currency (note 8)	456,932	(205,773)	322,372	(850,504)

	1,292,253	850,563	3,192,890	3,146,192

Net Loss before Income Taxes	(1,284,553)	(837,027)	(3,163,612)	(3,102,089)

Deferred Income Tax Recoveries (note 7)	49,640	88,303	328,413	151,924

Net Loss and Total Comprehensive Loss for the period	$(1,234,913)	$(748,724)	$(2,835,199)	$(2,950,165)

Loss per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	176,114,206	142,250,243	163,046,192	135,548,697

Avalon Advanced Materials Inc.	Page 2
Unaudited Financial Statements
For the three and nine months ended May 31, 2016

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2014	126,343,686	$158,553,485	$3,863,018	$15,270,866	$123,576	$(64,716,545)	$113,094,400
Equity offerings	26,391,796	7,295,234	184,370	-	-	-	7,479,604
Exercise of options	50,000	11,000	-	-	-	-	11,000
Reserve transferred on exercise of options	-	4,282	-	(4,282)	-	-	-
Compensation warrants issued on equity offerings	-	-	-	-	95,662	-	95,662
Share based compensation	-	-	-	780,107	-	-	780,107
Share issuance costs - cash	-	(884,067)	(24,703)	-	-	-	(908,770)
Share issuance costs - compensation warrants issued	-	(92,761)	(2,901)	-	-	-	(95,662)
Net loss for the nine month period	-	-	-	-	-	(2,950,165)	(2,950,165)

Balance at May 31, 2015	152,785,482	164,887,173	4,019,784	16,046,691	219,238	(67,666,710)	117,506,176
Issued for other considerations	-	-	1,184	-	-	-	1,184
Share based compensation	-	-	-	198,251	-	-	198,251
Share issuance costs - cash	-	(191,182)	-	-	-	-	(191,182)
Net loss for the three month period	-	-	-	-	-	(226,209)	(226,209)

Balance at August 31, 2015	152,785,482	$164,695,991	$4,020,968	$16,244,942	$219,238	$(67,892,919)	$117,288,220
Equity offerings	26,253,724	2,592,656	317,030	-	-	-	2,909,686
Exercise of warrants	125,000	18,750	-	-	-	-	18,750
Reserve transferred on exercise of warrants	-	3,049	(3,049)	-	-	-	-
Exercise of brokers’ compensation warrants	180,000	22,500	-	-	-	-	22,500
Reserve transferred on exercise of brokers’ compensation warrants	-	9,787	-	-	(9,787)	-	-
Compensation warrants issued on equity offerings	-	-	-	-	54,447	-	54,447
Share based compensation	-	-	-	364,549	-	-	364,549
Share issuance costs - cash	-	(150,174)	(16,580)	-	-	-	(166,754)
Share issuance costs - compensation warrants issued	-	(43,491)	(6,021)	-	-	-	(49,512)
Net loss for the nine month period	-	-	-	-	-	(2,835,199)	(2,835,199)

Balance at May 31, 2016	179,344,206	$167,149,068	$4,312,348	$16,609,491	$263,898	$(70,728,118)	$117,606,687

Avalon Advanced Materials Inc.	Page 3
Unaudited Financial Statements
For the three and nine months ended May 31, 2016

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015
Operating Activities

Cash paid to employees	$(413,982)	$(499,923)	$(1,277,134)	$(1,548,648)
Cash paid to suppliers	(445,945)	(288,094)	(1,239,385)	(1,399,309)
Interest received	11,706	12,529	44,492	41,115

Cash Used by Operating Activities	(848,221)	(775,488)	(2,472,027)	(2,906,842)

Financing Activities

Proceeds from equity offerings	2,048,443	3,881,066	2,957,992	7,464,430
Proceeds from exercise of warrants	18,750	-	18,750	-
Share capital – exercise of options	-	11,000	-	11,000
Share capital – exercise of brokers’ compensation warrants	22,500	-	22,500	-

Cash Provided by Financing Activities	2,089,693	3,892,066	2,999,242	7,475,430

Investing Activities

Exploration and evaluation assets	(373,253)	(231,509)	(2,859,825)	(1,126,402)
Property, plant and equipment	(50,566)	(257,525)	(191,867)	(1,898,500)

Cash Used by Investing Activities	(423,819)	(489,034)	(3,051,692)	(3,024,902)

Change in Cash and Cash Equivalents	817,653	2,627,544	(2,524,477)	1,543,686

Foreign Exchange Effect on Cash	4,271	(2,368)	7,784	18,992

Cash and Cash Equivalents – beginning of period	1,909,121	4,955,100	5,247,738	6,017,598

Cash and Cash Equivalents – end of period	$2,731,045	$7,580,276	2,731,045	$7,580,276

Supplemental Cash Flow Information (note 14)

Avalon Advanced Materials Inc.	Page 4
Unaudited Financial Statements
For the three and nine months ended May 31, 2016

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

1.	Nature of Operations

Avalon Advanced Materials Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) (TSX: AVL), on the OTCQX® Best Market (OTCQX: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is in the process of exploring and developing its mineral resource properties. To date, the Company has not earned significant revenues.

The realization of amounts shown for its exploration and evaluation assets and its development asset - Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

The Company is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties located principally in Canada.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and, as is common with many exploration and development companies, raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $2,835,199 for the nine months ended May 31, 2016 (the “Period”) and an accumulated deficit of $70,728,118 as at May 31, 2016.

The Company’s cash and cash equivalents balance at May 31, 2016 is $2,731,045 and adjusted working capital is $2,418,712 (calculated by adding back the deferred flow-through share premium of $184,344 and the liability for warrants denominated in foreign currency of $611,229 to the net current assets of $1,623,139). Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at May 31, 2016, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $510,496 and $524,700 by December 31, 2016 and December 31, 2017, respectively. These amounts represent the remaining balance of the required expenditures resulting from the private placements completed in December 2015 and March 2016. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand and through planned equity financings.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on July 12, 2016.

Avalon Advanced Materials Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

2.	Basis of Presentation

a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2015.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2015.

b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”). ARML, ARMP and ARMLLC have not carried on any significant operations since their inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. ARMP and ARMLLC were dissolved on May 11, 2015 and March 4, 2016, respectively. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Summary of Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2015, as described in Note 3 of those financial statements.

Avalon Advanced Materials Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

4.	Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

c)	IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Avalon Advanced Materials Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

5.	Exploration and Evaluation Assets

	September 1,		Impairment	May 31,
	2015	Expenditures	Loss	2016
For the Period
Separation Rapids Lithium Project (a)	$5,637,890	$1,376,265	$-	$7,014,155
East Kemptville Tin-Indium Project (b)	3,148,165	1,744,902	-	4,893,067
Miramichi Tin Project (c)	202,925	56,606	-	259,531
Warren Township Anorthosite Project (d)	-	4,163	(4,163)	-
Other (e)	15,000	-	-	15,000

	$9,003,980	$3,181,936	$(4,163)	$12,181,753

	September 1,		Impairment	August 31,
	2014	Expenditures	Loss	2015
For the year ended August 31, 2015
Separation Rapids Lithium Project (a)	$5,089,720	$548,170	$-	$5,637,890
East Kemptville Tin-Indium Project (b)	1,857,161	1,291,004	-	3,148,165
Miramichi Tin Project (c)	178,109	24,816	-	202,925
Warren Township Anorthosite Project (d)	-	6,425	(6,425)	-
Other (e)	15,000	-	-	15,000

	$7,139,990	$1,870,415	$(6,425)	$9,003,980

Avalon Advanced Materials Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

5.	Exploration and Evaluation Assets (continued)

a)	Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario.

b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. The special licence has been renewed multiple times since then.

During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new Special Licence reflecting the entire original mine site. The current Special Licence has a term of three years beginning on February 2, 2015 and includes a requirement to incur $5.25 million in expenditures over the three years including $2,250,000 by January 31, 2017 (of which $2,723,529 had been incurred by May 31, 2016).

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

c)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

During the Period, the Company entered into an option letter agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. To keep the option in good standing, the Company is required to incur exploration expenditures of $75,000 by October 28, 2016 (of which $59,544 had been incurred as at May 31, 2016) and make cash payments totalling $120,000 over five years (including $10,000 by October 28, 2016).

d)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2016. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at May 31, 2016 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at May 31, 2016 to be $nil.

e)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Advanced Materials Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

6.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total
Cost
As at September 1, 2014	$101,507,002	$646,860	$330,659	$-	$671,583	$98,796	$103,254,900

Additions	1,615,243	-	-	74,455	9,301	-	1,698,999
Disposals	-	-	(29,103)	-	-	(4,202)	(33,305)

As at August 31, 2015	103,122,245	646,860	301,556	74,455	680,884	94,594	104,920,594

Additions	276,429	-	-	-	-	-	276,429
Disposals	-	-	-	-	-	-	-

As at May 31, 2016	$103,398,674	$646,860	$301,556	$74,455	$680,884	$94,594	$105,197,023

Accumulated Depreciation
As at September 1, 2014	$-	$163,390	$213,538	$-	$510,770	$63,303	$951,001

Depreciation expense	-	28,788	39,550	537	48,649	15,775	133,299
Disposals	-	-	(26,793)	-	-	(4,202)	(30,995)

As at August 31, 2015	-	192,178	226,295	537	559,419	74,876	1,053,305

Depreciation expense	-	19,864	16,880	2,417	27,330	11,832	78,323
Disposals	-	-	-	-	-	-	-

As at May 31, 2016	$-	$212,042	$243,175	$2,954	$586,749	$86,708	$1,131,628

Net Book Value
As at August 31, 2015	$103,122,245	$454,682	$75,261	$73,918	$121,465	$19,718	$103,867,289
As at May 31, 2016	$103,398,674	$434,818	$58,381	$71,501	$94,135	$7,886	$104,065,395

Avalon Advanced Materials Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

6.	Property, Plant and Equipment (continued)

a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.4 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the “Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

In conjunction with the Accommodation Agreement, the Company had issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. As at May 31, 2016, the Company has issued 40,000 warrants with a weighted average exercise price of $0.73 per share to the DKFN and these warrants have a weighted average remaining contract life of 2.7 years. The remaining 10,000 warrants will be issued on the next anniversary of the effective date (July 31, 2016) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants, and will be subject to statutory restrictions on resale.

7.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2014	$-
Increase relating to flow-through common shares issued	641,397
Decrease relating to CEE incurred	(347,589)

Balance – August 31, 2015	293,808
Increase relating to flow-through common shares issued	218,949
Decrease relating to CEE incurred	(328,413)

Balance – May 31, 2016	$184,344

Avalon Advanced Materials Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

8.	Warrants Denominated in Foreign Currency

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) to purchase common shares of the Company at the beginning and end of the respective reporting periods:

	Number
	of Warrants	Amount

Balance – September 1, 2014	6,466,513	$1,720,622
Decrease in fair value	-	(1,431,765)

Balance – August 31, 2015	6,466,513	288,857
Increase in fair value	-	322,372

Balance – May 31, 2016	6,466,513	$611,229

These warrants are denominated in US$ and each warrant is exercisable into a common share of the Company at the original exercise price of US$0.56 per share until June 13, 2021 (“US$ Warrant”) and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2016 is US$0.5223.

In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of these warrants had been classified as a financial liability at fair value through profit or loss and recorded at fair value at the time of issuance, and are re-measured at each financial statement reporting date. The fair value of these warrants has been re-measured as at May 31, 2016 using the Black-Scholes pricing model with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.74%; expected life of 5.0 years; and expected volatility of 73%, and the resulting change in value has been recorded as increase in fair value of warrants denominated in foreign currency in the statement of comprehensive loss.

9.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

Avalon Advanced Materials Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

9.	Share Capital (continued)

b)	Common Shares Issued and Outstanding

	Number	Amount

Balance – September 1, 2014	126,343,686	$158,553,485
Issued pursuant to:
equity offerings	26,391,796	7,936,631
exercise of options	50,000	15,282
Issuance costs – cash	-	(1,075,249)
Issuance costs – compensation warrants issued	-	(92,761)
Price premium of flow-through shares issued	-	(641,397)

Balance – August 31, 2015	152,785,482	$164,695,991
Issued pursuant:
equity offerings (i), (ii), (iii), (iv)	26,253,724	2,826,056
exercise of warrants	125,000	21,799
Exercise of brokers’ compensation warrants	180,000	32,287
Issuance costs - cash	-	(150,174)
Issuance costs – compensation warrants issued	-	(43,491)
Price premium of flow-through shares issued	-	(233,400)

Balance – May 31, 2016	179,344,206	$167,149,068

i)

During the year ended August 31, 2014, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company could, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares could be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices varied.

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company could issue up to US$8,100,000 in common shares using the Sales Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing) (the “First Supplement”).

The Company could pay Cowen a commission, or allowed a discount, equal to 3.0% of the gross proceeds of all common shares sold under the Sales Agreement.

Pursuant to the Sales Agreement, as at August 31, 2015, the Company had issued 9,428,180 common shares for gross proceeds of $3,855,388 (US$3,439,916) and paid cash commissions totaling $115,661 (US$103,197). During the year ended August 31, 2014, the Company had also incurred other costs (primarily related to the preparation of the Sales Agreement and the First Supplement) of $399,032, of which $381,775 had been recognized as share issuance costs as at August 31, 2015, and the balance of $17,257 was recorded as prepaid transaction costs.

During the Period, the Company has issued 1,553,724 common shares for gross proceeds of $248,086 (US$187,696) pursuant to the Sales Agreement and paid cash commissions totaling $7,443 (US$5,631). The Company has recognized the balance of the prepaid transaction costs of $17,257 as share issuance costs.

The Sales Agreement expired in October 2015.

Avalon Advanced Materials Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

9.	Share Capital (continued)

ii)

On December 24, 2015, the Company completed a private placement (the “Private Placement”) and issued 6,000,000 flow-through units (“Flow-Through Unit”) at $0.125 per unit (the “Unit Price”) for gross proceeds of $750,000. Each Flow-Through Unit consists of one flow-through common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.175 per share, until December 24, 2017.

The fair value of the warrant component of the Flow-Through Unit was estimated at $0.0196 and the fair value of the flow-through feature of the Flow-Through Unit was estimated at $0.0313. Using the relative fair value method, the Flow-Through Unit price of $0.125 was allocated between the share component, the warrant component and the flow-through feature as follows: $0.0917, $0.0128, and $0.0205, respectively.

The fair value of the warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.48%; expected life of 2.0 years; and expected volatility of 64%. The fair value of the flow-through feature ( flow-through share premium) is estimated by multiplying the CEE amount to be renounced per Flow-Through Unit of $0.1249 by the Company’s current tax rate of 25.1%.

In connection with the Private Placement, the Company paid cash commission of $45,000, incurred other issuance costs of $23,541 and issued 360,000 non-transferrable compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.125 per share until December 24, 2017. The estimated fair value of the compensation warrants totaled $19,573. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.48%; expected life of 2.0 years; and expected volatility of 64%.

Cash issuance costs and the estimated fair value of the compensation warrants were allocated on a pro-rata basis between the three components of the Flow-Through Unit.

The total flow-through share premium of $108,549 (net of issuance costs of $14,451) was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 24, 2015.

iii)

On March 11, 2016, the Company completed a private placement and issued 13,700,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,370,000, of which 1,000,000 Units were issued to Mr. Donald Bubar, a director and President and CEO of the Company. Each Unit consists of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per share, until March 11, 2018, or if at any time following September 11, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice (the “Accelerated Expiry Date”).

Of the Unit price of $0.10, $0.0871 was allocated to the common share component of the Unit and the balance of $0.0129 was allocated to the warrant component of the Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the date the terms of the private placement were finalized, which was $0.14, and the estimated fair value of a whole warrant of $0.0208. The fair value of the warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.50%; expected life of 1.0 years; and expected volatility of 82%.

In connection with the private placement, the Company paid finders’ fees of $30,000, incurred other issuance costs of $17,864 and issued 300,000 non-transferrable finder’s compensation warrants. Each finder’s compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.11 per share until the earlier of March 11, 2018 or the Accelerated Expiry Date. The estimated fair value of the compensation warrants totaled $26,671.

Avalon Advanced Materials Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

9.	Share Capital (continued)

The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.50%; expected life of 1.0 years; and expected volatility of 82%.

Cash issuance costs and the estimated fair value of the compensation warrants were allocated on a pro-rata basis between the two components of the Unit.

iv)

On March 29, 2016, the Company completed a private placement and issued 3,000,000 flow- through units (“FT Unit”) at a price of $0.175 per FT Unit and 2,000,000 units (“Non-FT Unit”) at a price of $0.125 per Non-FT Unit for gross proceeds of $775,000. Each FT Unit consists of one flow- through common share and one-half of one non-transferrable common share purchase warrant (“FT Warrant”). Each whole FT Warrant entitles the holder to purchase one common share of the Company at a price of $0.20 per share until March 29, 2018, or if at any time following September 29, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice (“Expiry Date”). Each Non-FT Unit consists of one common share and one-half of one non-transferrable common share purchase warrant (Non-FT Warrant”). Each whole Non-FT Warrant entitles the holder to purchase one common share of the Company at a price of $0.175 per share until the Expiry Date.

The fair value of the warrant component of the F-T Unit was estimated at $0.0147 and the fair value of the flow-through feature of the FT Unit was estimated at $0.0439. Using the relative fair value method, the FT Unit price of $0.175 was allocated between the share component, the warrant component and the flow-through feature as follows: $0.1259, $0.0123, and $0.0368, respectively.

The fair value of the FT Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.50%; expected life of 1.0 years; and expected volatility of 74%. The fair value of the flow-through feature (flow-through share premium”) is estimated by multiplying the CEE amount to be renounced per FT Unit of $0.1749 by the Company’s current tax rate of 25.1%.

Of the Non-FT Unit price of $0.125, $0.1117 was allocated to the common share component of the Non-FT Unit and the balance of $0.0133 was allocated to the warrant component of the Non-FT Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the date the terms of the private placement were finalized, which was $0.15, and the estimated fair value of a whole Non-FT Warrant of $0.0356. The fair value of the Non-FT Warrant was estimated using the Black-Scholes pricing model, with the same assumptions as for the FT Warrant.

In connection with the issuance of the FT Units, the Company paid finders’ fees of $31,500 and issued 180,000 non-transferrable finder’s compensation warrants. Each finder’s compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.175 per share until March 29, 2018. The estimated fair value of the compensation warrants totaled $8,203. The fair values of these compensation warrants were estimated using the Black- Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.51%; expected life of 2.0 years; and expected volatility of 72%.

The Company also incurred other issuance costs of $14,263 relating to the private placement.

Cash issuance costs and the estimated fair value of the compensation warrants totaling $50,397 were allocated on a pro-rata basis between the three components of the FT Unit, The balance of the cash issuance costs of $3,569 were allocated on a pro-rata basis between the two components of the Non-FT Unit.

The total flow-through share premium of $110,400 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on March 29, 2016.

Avalon Advanced Materials Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

9.	Share Capital (continued)

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2014	1,252,500	(1)	$0.607
Issued pursuant to equity offerings	2,215,985		0.425
Issued pursuant to Accommodation Agreement	10,000		0.210

Balance – August 31, 2015	3,478,485	(1)	0.490
Issued pursuant to equity offerings	12,350,000		0.164
Exercised	(125,000)		0.150

Balance – May 31, 2016	15,703,485	(1)	$0.237

(1)Does not include the 6,466,513 US$ Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 1.5 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 8, the Company also has 6,466,513 US$ Warrants outstanding as at May 31, 2016, with an adjusted exercise price of US$0.5223 per share. These US$ Warrants are exercisable until June 13, 2021.

The Company is also required to issue the following warrants:

i)	as disclosed in Note 6(a), issue 10,000 warrants to the DKFN on the next anniversary of the effective date of the Accommodation Agreement (July 31, 2016); and

ii)	issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of up to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

Avalon Advanced Materials Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

9.	Share Capital (continued)

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2014	8,630,250	$2.02
Granted	2,620,000	0.27
Exercised	(50,000)	0.22
Expired	(1,200,250)	1.94
Forfeited	(225,000)	2.51

Balance – August 31, 2015	9,775,000	$1.56
Granted	1,555,000	0.13
Expired	(525,000)	6.35
Forfeited	(150,000)	2.13

Balance – May 31, 2016	10,655,000	$1.11

As at May 31, 2016, there were 7,731,250 options vested (August 31, 2015 – 6,570,000) with an average exercise price of $1.30 (August 31, 2015 - $1.89) .

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the Period was $364,549 (2015 - $780,107), of which $5,583 (2015 - $90,617) was capitalized to property, plant and equipment, $85,633 (2015 - $53,688) was capitalized as exploration and evaluation assets, $728 (2015 - $2,710) was charged to operations as general exploration expenses with the balance of $272,605 (2015 - $633,092) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the Period and the year ended August 31, 2015 are as follows:

	May 31,	August 31,
	2016	2015

Exercise price	$0.13	$0.27
Closing market price on day preceding date of grant	$0.13	$0.27
Risk-free interest rate	0.48%	0.94%
Expected life (years)	3.4	3.1
Expected volatility	70%	64%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.06	$0.12
Forfeiture rate	16%	17%

Avalon Advanced Materials Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

9.	Share Capital (continued)

The following table summarizes information concerning outstanding and exercisable options as at May 31, 2016:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$4.00 - $4.47	550,000	550,000	0.3 years
$3.00 - $3.99	500,000	500,000	0.5 years
$2.00 - $2.99	675,000	587,500	0.6 years
$1.00 - $1.99	1,990,000	1,711,250	1.3 years
$0.50 - $0.99	2,485,000	1,396,250	2.6 years
$0.11 - $0.49	4,455,000	2,986,250	3.4 years

	10,655,000	7,731,250

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at the beginning and end of the respective reporting periods:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance – September 1, 2014	554,273	$0.610
Issued pursuant to equity offerings	1,178,339	0.309

Balance – August 31, 2015	1,732,612	0.446	(1)
Issued pursuant to equity offerings	840,000	0.130
Exercised	(180,000)	0.125

Balance – May 31, 2016	2,392,612	$0.359	(1)

(1)

554,273 of the compensation warrants outstanding as at September 1, 2014 and throughout the period to May 31, 2016 are denominated in US$. The effect of the change in the foreign exchange rate between the Canadian$ and the US$ has been reflected in the weighted average exercise price as at August 31, 2015 and as at May 31, 2016.

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at May 31, 2016, the Company has the following compensation warrants outstanding:

(i)	554,273 compensation warrants with an exercise price of US$0.56 per common share, which are exercisable until June 13, 2017;

(ii)	527,806 compensation warrants with an exercise price of $0.27 per common share, which are exercisable until December 19, 2016;

(iii)	650,533 compensation warrants with an exercise price of $0.34 per common share, which are exercisable until November 27, 2016;

Avalon Advanced Materials Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

9.	Share Capital (continued)

(iv)	180,000 compensation warrants with an exercise price of $0.125 per common share, which are exercisable until December 24, 2017;

(vi)	300,000 compensation warrants with an exercise price of $0.11 per common share, which are exercisable until the earlier of March 11, 2018 or the Accelerated Expiry Date; and

(vii)	180,000 compensation warrants with an exercise price of $0.175 per common share, which are exercisable until March 29, 2018.

10.	Corporate and Administrative Expenses

Corporate and administrative expenses for the three and nine months ended May 31, 2016 and May 31, 2015 consist of the following:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015

Salaries and benefits (1)	$370,427	$446,607	$1,284,405	$1,453,948
Directors’ fees	18,941	21,415	65,816	100,695
Consulting and professional fees	106,567	122,935	413,007	584,939
Office, insurance and other expenses	96,023	125,173	302,458	341,274
Occupancy	77,090	95,448	229,443	264,144
Shareholders’ communications and filing fees	22,593	16,680	162,037	207,065
Travel and related costs	26,586	46,911	82,636	137,746

	$718,227	$875,169	$2,539,802	$3,089,811

(1) These figures do not include stock based compensation. Employees’ salaries, benefits including stock based compensation expensed for the quarter ended May 31, 2016 and for the Period totaled $423,686 (2015 – 540,171) and $1,462,825 (2015 – $1,799,729), respectively.

11.	Write-off of Land Acquisition Option Payments

The Company’s purchase option on a land parcel in Geismar, Louisiana expired on December 14, 2014, and accordingly, the option payments made totaling $212,960 for the purchase option were written off during the quarter ended November 30, 2014.

12.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There have been no material trading transactions with related parties during each of the three and nine month periods ended May 31, 2016 and 2015, except for the participation by Mr. Donald Bubar( a director and the President and CEO of the Company) in the company’s private placement that was completed in December, 2014, in which 185,000 flow-through shares at $0.27 per share were issued to Mr. Bubar and the participation by Mr. Bubar in the private placement that was completed on March 11, 2016 as disclosed in note 9(b) .

Avalon Advanced Materials Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

12.	Related Party Disclosures (continued)

b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three and nine months ended May 31, 2016 and 2015 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015

Salaries, benefits and directors’ fees	$422,181	$442,552	$1,405,696	$1,458,330
Share based compensation(1)	73,258	134,907	276,189	568,388

	$495,439	$577,459	$1,681,885	$2,026,718

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

13.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value of the Company’s warrants denominated in a currency that is not the functional currency of the Company is based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at May 31, 2016. The Company’s cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Avalon Advanced Materials Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

13.	Financial Instruments (continued)

As at May 31, 2016, the Company has current assets of $3,189,851 and current liabilities of $1,566,712. The adjusted working capital of the Company is $2,418,712 (calculated by adding back the deferred flow-through share premium of $184,344 and the liability for warrants denominated in foreign currency of $611,229 to the net current assets of $1,623,139). As the de-recognition of the balances of the deferred flow-through share premium and the liability for warrants denominated in foreign currency accounts will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk.

Repayments due by period as of May 31, 2016:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$771,139	$-	$-	$771,139
Operating lease obligations	310,434	633,888	184,885	1,129,207

	$1,081,573	$633,888	$184,885	$1,900,346

Market risk

(i)	Interest rate risk

The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at May 31, 2016, the Company had cash held in bank accounts of US$4,223 and accounts payable of US$17,583 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Considering the Company’s budget expenditures for the balance of fiscal 2016 and its current cash and cash equivalents of $2,731,045, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss for the balance of fiscal 2016.

The Company had cash of US$4,223 and accounts payable of US$17,583 denominated in US currency as at May 31, 2016 and its anticipated on-going expenditures to be transacted in US dollars for the next three month period is approximately US$65,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures for the balance of fiscal 2016.

Avalon Advanced Materials Inc.	Page 21

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2016
(unaudited)

14.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three and nine months ended May 31, 2016 and May 31, 2015 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015

Share based compensation capitalized as property, plant and equipment (note 9d)	$1,499	$16,779	$5,583	$90,617
Share based compensation capitalized as exploration and evaluation assets (note 9d)	22,494	21,486	85,633	53,688
Depreciation expense capitalized as property, plant and equipment	14,317	19,258	42,949	57,774
Depreciation expense capitalized as exploration and evaluation assets	2,222	-	6,662	-

	$40,532	$57,523	$140,827	$202,079

15.	Events After the Reporting Period

Subsequent to the Period, the Company:

a)	issued 180,000 common shares at a price of $0.125 per share pursuant to the exercise of 180,000 brokers’ compensation warrants; and

b)

granted an aggregate of 385,000 stock options with a weighted average exercise price of $0.25 per share to certain employees of the Company. The weighted average contract life of these options was 5.0 years.

Avalon Advanced Materials Inc.	Page 22